EXHIBIT 99.82

TRANSITION SERVICES AGREEMENT

THIS AGREEMENT is made as of December 21, 2010,

BETWEEN:

SILVER   STANDARD   RESOURCES   INC.,   a   British   Columbia company having an office at Suite 1400 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2

(“SSRI”)

AND:

PRETIUM RESOURCES INC., a British Columbia company having a registered office at 2900 – 555 Burrard Street, Vancouver, British Columbia V6C 0A3

(“Pretium”)

WHEREAS:

A.
Pretium proposes to undertake an initial public offering of common shares (the “IPO”) and purchase from SSRI all of the issued and outstanding shares of 0890693 B.C.  Ltd.,  which  owns  the  interest  of  SSRI  in  the  Snowfield  and Brucejack mineral projects (the “Acquisition”);

B.	in connection with and following the completion of the IPO and the Acquisition, Pretium will require, and SSRI has agreed to provide, certain transitional management services; and

C.	the parties wish to enter into this Transition Services Agreement in respect of the matters and on the terms and conditions set forth herein;

THIS AGREEMENT WITNESSES THAT, in consideration of the premises and the mutual agreements set out herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by each of the parties to this Agreement, the parties agree as follows:

1.	ENGAGEMENT

1.1.
Pretium hereby retains and engages SSRI, and SSRI hereby agrees, to provide the services set forth in Section 2 on the terms and conditions hereinafter set forth, with effect as at and from October 18, 2010.

1.2.	The term of this Agreement commenced on October 18, 2010 and will end on the date which is 12 months after the date of closing of the Acquisition, unless otherwise terminated as set forth herein.

2.	SERVICES

2.1.	SSRI shall provide the following corporate and administrative services and supplies to Pretium, at the request of Pretium:

(a)	general corporate management and support services in respect of financings (including, without limitation, the IPO);

(b)
reception, secretarial, office management and communications services, use of general office equipment and office supplies (provided that, notwithstanding any other provision of this Agreement, SSRI’s obligation to provide such services shall end on the date which is two months after the date of closing of the Acquisition);

(c)	day-to-day cash management, bookkeeping and ongoing record keeping services;

(d)	support services in relation to communications with shareholders of Pretium for regulatory purposes, including annual and quarterly reports, shareholder mailings and meetings;

(e)	attending to filings and reporting as may be required in the normal course of business with applicable governmental and regulatory authorities on behalf of Pretium;

(f)	maintaining records in relation to the mineral properties of Pretium, including filing of assessment work; and

(g)
communicating with Pretium’s professional advisors, including, without limitation,  its  solicitors,  auditors,  fiscal  agents  and  independent consultants, with respect to general corporate matters regarding Pretium.

2.2.	SSRI shall provide the following technical services to Pretium, at the request of Pretium:

(a)
making available the services of Kenneth C. McNaughton to act as the “qualified person” (as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”)) in respect of the Snowfield and Brucejack mineral projects for the purposes of compliance with NI 43-101, until such time as Pretium hires an individual to act in such capacity; and

(b)
providing for the transfer from Mr. McNaughton to the qualified person to be hired by Pretium as referred to in Section 2.2(a) of the material information known by Mr. McNaughton with respect to the Snowfield and Brucejack mineral projects.

2.3.
Notwithstanding any other provision of this Agreement, any one or more of the particular services to be provided by SSRI to Pretium as set out in Sections 2.1 and  2.2  may  be  reasonably  curtailed  by  SSRI  in  its  sole  discretion  upon reasonable notice in writing to Pretium.

2.4.
Pretium shall use its reasonable commercial efforts to hire the personnel required by it to perform the services to be provided by SSRI pursuant to this Agreement as soon as reasonably practicable and shall terminate this Agreement pursuant to Section 6.1(c) promptly after it has done so.

2.5.	The services to be provided by SSRI hereunder shall be performed only by appropriately qualified and experienced personnel.

3.	COMPENSATION, EXPENSES AND INDEMNITY

3.1.
Pretium shall pay to SSRI, for the services to be provided by SSRI to Pretium pursuant to Section 2, an amount equal to the time spent by each SSRI employee performing such services multiplied by such employee’s hourly charge-out rate as set out in Schedule A, as amended from time to time in accordance with Section 3.3.

3.2.	SSRI shall cause its personnel to maintain appropriate records of time spent performing services hereunder on behalf of Pretium and will make such records available to Pretium upon request.

3.3.
SSRI shall review the hourly charge-out rates set out in Schedule A from time to time and, when it deems appropriate, in its sole discretion, recalculate the hourly charge-out rates for its personnel performing services for Pretium.   SSRI may also, in its sole discretion, change the personnel providing services to Pretium hereunder.  On the delivery by SSRI at any time of recalculated charge-out rates to Pretium, or the occurrence of changes to the personnel providing such services, Schedule A shall be deemed to be amended to incorporate such recalculated charge-out rates and changes to the personnel providing such services along with their charge-out rates.  The charge-out rates in Schedule A include direct labour and employee benefits costs and amounts for overhead costs such as office equipment usage, office rent, computer expenses, office expenses and supplies, photocopier, postage, telephone and fax and include a 10% mark-up on all such costs and amounts.  Schedule A, as amended from time to time, is incorporated by reference in this Agreement.

3.4.
Pretium shall reimburse SSRI for all of its reasonable third party out-of-pocket expenses actually incurred on behalf of Pretium, including, without limitation, filing fees, travel, food and lodging costs, long distance telephone calls, facsimile charges, delivery and courier charges, bulk postage and copying and printing charges, in each case with a 10% mark-up thereon.

3.5.	SSRI shall invoice Pretium on a monthly basis for all amounts payable by Pretium to SSRI hereunder and Pretium shall pay the amount of each such invoice within 30 days after its receipt thereof.

3.6.
Pretium shall be responsible for the payment of any harmonized sales tax, goods and services tax, provincial sales tax or other taxes exigible on any of the amounts payable by it pursuant to this Agreement, the payment of which taxes shall be in addition to the amounts payable by SSRI set forth elsewhere in this Agreement.

3.7.
Without  limitation  to  the  rights  of  indemnification  of  SSRI  and  any  of  its directors, officers, employees and agents as set out in any other agreement with respect to the IPO and/or the Acquisition, Pretium shall indemnify and hold SSRI and its affiliates and their respective directors, officers, employees and agents harmless from and against all claims by a third party against them that arise out of or result from a claim by a third party regarding the provision or performance by SSRI of any service hereunder, unless such claim arises out of the wilful misconduct  or  gross  negligence  of  SSRI  or  any  of  its  directors,  officers, employees and agents in connection with the performance of the service that is the subject of such claim.

4.	RELATIONSHIP OF PRETIUM AND SSRI

4.1.
Pretium acknowledges that SSRI will engage in other business activities for gain, profit or other pecuniary advantage, including, without limitation, the exploration, development and production of mineral projects and the provision of services to other public and private companies similar or identical to those to be rendered to Pretium hereunder, and that SSRI and its directors, officers, employees and agents will therefore only be required to devote such time and effort to the provision of services to Pretium hereunder as are reasonably necessary to efficiently and competently perform and carry out such services.

4.2.
SSRI shall perform all services on behalf of Pretium hereunder as an independent contractor, and neither SSRI nor any of its directors, officers, employees or agents will, in the performance of any services hereunder, be considered for any reason to be partners, employees or servants of Pretium or, except to the extent expressly permitted hereunder, as agents of Pretium.   To the extent necessary to permit SSRI to perform the services required hereunder, Pretium shall provide evidence of  the  authority  of  SSRI  or  its  representatives  to  act  as  agent  for  Pretium hereunder.

4.3.
SSRI and Pretium acknowledge that from time to time certain directors, officers, employees or agents of SSRI may also be directors or officers of Pretium and, as such, may perform services, other than those contemplated under this Agreement, directly for Pretium.  With respect to the performance of such services directly for Pretium, such persons will be considered to be directors, officers or agents of Pretium and not of SSRI and such services will not form part of the services to be provided hereunder.

5.	ACCESS TO INFORMATION

5.1.
SSRI  shall  provide  full  access  to  representatives  of  Pretium’s  auditors  to  all accounting records and supporting documentation relating to Pretium, and will permit them, at Pretium’s expense, to take such copies as may be reasonably requested.

5.2.
The directors, officers and authorized representatives of Pretium, and the auditors and solicitors of Pretium, will be entitled, during normal business hours, to full and complete access to all records maintained by SSRI on behalf of Pretium and with  respect  to  the  business,  properties  or  mineral  exploration  programs  of Pretium.

6.	TERMINATION

6.1.	This Agreement will terminate upon the occurrence of any one or more of the following events:

(a)
if  SSRI  commits  an  act  of  bankruptcy,  is  adjudicated  a  bankrupt  or otherwise becomes subject to the provisions of the Bankruptcy and Insolvency   Act   (Canada),   Companies’   Creditors   Arrangement   Act (Canada) or similar legislation, or if a receiver, liquidator or receiver manager is appointed for the assets or business of SSRI;

(b)
if Pretium commits an act of bankruptcy, is adjudicated a bankrupt or otherwise becomes subject to the provisions of the Bankruptcy and Insolvency   Act   (Canada),   Companies’   Creditors   Arrangement   Act (Canada) or similar legislation, or if a receiver, liquidator or receiver manager is appointed for the assets or business of Pretium;

(c)	at the election of Pretium at any time, upon 30 days’ prior written notice to SSRI; and

(d)	at the election of SSRI with effect at any time from and after the date which is six months after the date of closing of the Acquisition, upon 60 days’ prior written notice to Pretium.

7.	ARBITRATION

7.1.
In the event of any disagreement or dispute between SSRI and Pretium with respect to this Agreement or the interpretation thereof, or the services to be provided hereunder, such disagreement or dispute will be referred to a single arbitrator pursuant to the Commercial Arbitration Act (British Columbia) and the determination of such arbitrator will be final and binding upon SSRI and Pretium. Any award pursuant to such arbitration may be entered and enforced in any court of competent jurisdiction.

8.	NON WAIVER

8.1.
The failure of a party to insist upon strict adherence to any one or more of the terms of this Agreement on one or more occasions will not be construed as a waiver of any such term by such party or deprive such party of the right to require strict compliance thereafter with the same or any other term of this Agreement.

9.	SEVERABILITY

9.1.	If any portion of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, the remaining portions thereof will remain in full force and effect.

10.	ASSIGNMENT

10.1.	The rights and obligations of Pretium under this Agreement may not be assigned or transferred.

10.2.	The rights and obligations of SSRI under this Agreement may not be assigned or transferred without the prior written consent of Pretium, such consent not to be unreasonably withheld.

11.	NOTICES

11.1.
Any notice or other communication to be given hereunder will be in writing and will be addressed to the party to receive such notice or communication at the address for such party set out above.  All notices will be either sent by telecopier (to the facsimile number of the recipient as provided by it from time to time) or delivered by prepaid courier, in each case addressed to the recipient party and will be deemed to have been given and received if delivered, on the day of delivery or, if sent by telecopier, on the business day following the day on which it was sent.

11.2.	Either party may at any time give notice in writing to the other of a change of its address for the purposes of this Section 11.

12.	GENERAL

12.1.
The headings used throughout this Agreement are inserted for reference purposes only and are not to be considered, or taken into account, in considering the terms or provisions of this Agreement, or to be deemed in any way to qualify, modify or explain the effect of any such terms or provisions.

12.2.
This Agreement constitutes the entire agreement between the parties hereto in relation to the subject matter hereof and replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether verbal or written, expressed or implied, statutory or otherwise, between SSRI and Pretium with respect to the subject matter hereof, other than agreements providing for the indemnification of SSRI or its affiliates or any of their respective directors, officers, employees or agents as contemplated by Section 3.7.

12.3.	This Agreement may only be amended by an agreement in writing signed by the parties hereto.

12.4.	This Agreement will be governed by and interpreted in accordance with the laws of the Province of British Columbia and the courts of British Columbia will have exclusive jurisdiction.

12.5.	Each of SSRI and Pretium shall do, or cause to be done, all acts or things necessary to implement and carry into effect this Agreement to the full extent contemplated hereby.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first set out above.

SILVER STANDARD RESOURCES INC.		PRETIUM RESOURCES INC.

By:	”John Smith”	By:	”Robert A. Quartermain”
	Authorized Signatory		Authorized Signatory

SCHEDULE A

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A-1